Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated interim financial statements and the related notes to those statements included as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K, or the Report, submitted to the Securities and Exchange Commission, or the SEC, on November 17, 2021. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and notes thereto, and the section entitled “Risk Factors,” each of which appear in our prospectus filed pursuant to Rule 424(b)(4) on October 4, 2021, or our Prospectus.

We present our unaudited condensed consolidated interim financial statements in accordance with International Accounting Standard 34, “Interim Financial Reporting” or IAS 34, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP.

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended September 30, 2021 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on September 30, 2021, which was £1.000 to $1.347. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

We have historically conducted our business through Exscientia Limited, and therefore our historical financial statements previously presented the consolidated results of operations of Exscientia Limited. Following the completion of our initial public offering in October 2021, our consolidated financial statements present the consolidated results of operations of Exscientia Plc.

Unless otherwise indicated or the context otherwise requires, all references to “Exscientia”, the “Company”, “we”, “our”, “us”, or similar terms refer to Exscientia Plc and its consolidated subsidiaries.

The statements in this discussion regarding industry outlook, our expectations regarding future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Prospectus and any subsequent reports that we file with the SEC.

Overview

We are an artificial intelligence-driven pharmatech company committed to discovering, designing and developing the best possible drugs in the fastest and most effective manner. Our goal is to change the pharmaceutical industry’s underlying pharmacoeconomic model by improving the probability of success, time and cost involved with creating new medicines.

Business Model

Our focus on encoding and automating critical functions in drug discovery has meant we can readily scale our business. The technology can be applied to small molecule discovery, in any therapeutic indication, in any disease area. Our goal is to expand our range of partnerships and seek out new drug discovery problems to challenge and expand our technology platform. We continue to build in three distinct categories and expect our future development efforts to be balanced among these categories:

Partnered programmes: We provide end-to-end discovery capabilities across a variety of therapeutic areas in exchange for upfront payments, milestones and royalties on net sales, if a product developed from the partnership is commercialised. We expect to continue to be reliant on our partners to progress drug candidates through clinical trials and regulatory approval in order for us to realise certain development milestones and royalties on commercial sales. We have several collaboration agreements with global pharmaceutical companies, including Bayer AG and Bristol Myers Squibb. We do not expect that the structures of our pharma collaborations will change substantially in the future with respect to the assignment of responsibilities, though, we expect to increase the number of arrangements in which we have joint control over the development of drug candidates.

Co-owned programmes: We have entered into a number of co-owned projects with biopharmaceutical companies, the terms of which include cost sharing in the development and commercialisation of drug candidates, with a corresponding share in revenue or profits generated from approved product candidates. Our co-owned projects are operated through contractual arrangements, or joint operations, with partners such as EQRx, Inc., or EQRx, and Huadong Medicine Co., Ltd, or Huadong, or through distinct legal entities in which we become co-founders alongside our partners, as with our joint venture with RallyBio, LLC, or RallyBio. We will look to continue to grow our portfolio of co-owned programmes by partnering with biopharmaceutical companies with a strong strategic fit. The structure of each joint arrangement will be determined by us and our partners on a case-by-case basis, taking into consideration the commercial, financial, accounting, tax and legal implications of each potential collaboration.

Wholly-owned programmes and majority-owned pilot programme: Our wholly owned programmes and majority owned pilot programme focus on oncology, immunology and antivirals. We perform all activities (experimental and AI) from target identification through clinical trials. These programmes include our majority-owned oncology asset, EXS21546, and our collaboration with the Bill & Melinda Gates foundation which added a portfolio of up to five antiviral small molecule therapeutics for future pandemic preparedness. We will assess the strategic options available to us during the development of our wholly and majority owned projects and will pursue the commercialisation option which best fits our long-term strategy and capabilities.

Recent Developments

In July 2021, we announced the receipt of a grant from the Bill & Melinda Gates Foundation, or the Gates Foundation, and Gates Philanthropy Partners, as part of the COVID-19 Therapeutics Accelerator. The purpose of the grant is to expedite the optimisation of a new class of COVID-19 therapeutics created using our AI drug design platform.

In July 2021, we announced a new oncology joint operation with GT Apeiron, or GT. The collaboration will leverage our patient-centric AI-first capabilities to accelerate the discovery of multiple small molecule therapeutic drug candidates designed to selectively treat aberrant cell cycle driven cancers and build a pipeline of CDK novel therapies. Our pre-existing collaboration agreement with GT was terminated and we made a payment of $2 million and waived the rights to 30% of the shares in GT that became receivable following the achievement of a milestone on the pre-existing collaboration agreement in consideration for the additional ownership rights we obtained over the collaboration compounds. As part of this new joint operation all pipeline products will be equally owned and we continue to hold an equity stake in GT.

In August 2021, we provided an update regarding our expansion into automated laboratories as well as the opening of our 21,000-square foot expansion in Oxford Science Park This increases the capacity for our technology teams as well as significantly expands our laboratory-based experimental capabilities in structural biology, biophysics and high-content pharmacology. In parallel, we announced we are building a new 26,000-square foot robotic laboratory at nearby Milton Park, Oxfordshire focused on the automation of chemistry and biology to accelerate drug discovery. This will take us towards our vision of drugs designed by AI, made by robot. Subsequently, in September 2021, we also entered into a commitment to expand our footprint in Vienna, with a 50,000-square foot precision medicine centre of excellence.

In August 2021, we completed the acquisition of Allcyte, a leader in AI-based precision medicine. We expect that the acquisition will expand our translational capabilities by enabling high content evaluation of individual patient biology in primary tumour tissues, rather than artificial cell lines or animal models.

In August 2021, we announced that Bristol Myers Squibb, or BMS, exercised its option to develop our AI-designed, immune-modulating drug candidate. This is the first candidate in a multi-target collaboration, and as a result of this in-licensing, we received a $20.0 million option exercise fee and are eligible for additional milestones and royalties on net sales. We have two active collaborations with BMS, which together focus on multiple therapeutic areas, including oncology and immunology. A significant expansion of the relationship was announced earlier in 2021.

In September 2021, we announced a four-year collaboration with the Gates Foundation to develop antiviral therapies against Coronavirus and other viruses with pandemic potential. The grant received as part of the COVID-19 Therapeutics Accelerator in July 2021 will continue under this collaboration.

In October 2021, we announced the closing of our initial public offering, or IPO, and concurrent private placements. The financing generated $510.4 million aggregate gross proceeds and $477.1 million aggregate net proceeds, consisting of approximately $325.9 million in net proceeds from the IPO on Nasdaq of 15,927,500 American Depositary Shares, or ADSs, including the exercise in full by the underwriters of their option to purchase an additional 2,077,500 ADSs, at the IPO price of $22.00 per ADS. We also recieved $151.2 million in net proceeds from the sale of an additional 7,272,727 ADSs at the IPO price of $22.00 per ADS, in concurrent private placements to SVF II Excel (DE) LLC, or Softbank, and the Gates Foundation.

In October 2021, we announced the publication of results from the EXALT-1 trial in Cancer Discovery, showing the benefit of the first AI-supported functional precision medicine platform to guide treatment selection and improve outcomes in patients with advanced haematological cancers. The study, titled “Functional Precision Medicine Provides Clinical Benefit in Advanced Aggressive Haematological Cancers and Identifies Exceptional Responders,” illustrates the potential real-world impact of using our AI-supported precision medicine platform (referred to in the study as single-cell functional precision medicine or scFPM) to propose which therapy would be most effective for late-stage haematological cancer patients based on testing drug responses ex vivo in their own tissue samples. Interim data from the study was previously published in The Lancet Haematology.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2021 and 2020

The following table summarises our Consolidated Statement of Comprehensive Loss for each period presented (in thousands):

	Three months ended September 30,			Nine months ended September 30,
	2021	2021	2020	2021	2020
Revenue	$23,766	£17,644	£968	£23,219	£5,721
Cost of sales	(6,476)	(4,808)	(3,342)	(12,288)	(10,251)
Gross Profit/(Loss)	17,290	12,836	(2,374)	10,931	(4,530)
Research and development expenses	(17,415)	(12,929)	(2,854)	(25,308)	(7,177)
General and administrative expenses	(11,577)	(8,595)	(1,501)	(19,398)	(4,418)
Foreign exchange gains/(losses)	2,233	1,658	(2,367)	(1,241)	(878)
Other Income	2,360	1,752	387	3,004	837
Operating Loss	(7,109)	(5,278)	(8,709)	(32,012)	(16,166)
Finance income/(expenses)	(77)	(57)	(28)	(111)	23
Share of loss on joint ventures	(328)	(244)	(425)	(987)	(873)
Loss on derivative financial instrument	(1,835)	(1,362)	-	-	-
Loss before taxation	(9,349)	(6,941)	(9,162)	(33,110)	(17,016)
Income tax benefit	2,504	1,859	788	3,963	1,463
Loss for the period	$(6,845)	£(5,082)	£(8,374)	£(29,147)	£(15,553)

Revenue

Revenue for the three and nine months ended September 30, 2021 was £17.6 million and £23.2 million respectively, as compared to £1.0 million and £5.7 million for the same periods ended September 30, 2020. The increase in revenue was primarily due to the achievement of the opt-in milestone of $20.0 million on the first candidate in-licensed on our collaboration with BMS.

Cost of Sales

The following table presents our cost of sales for the periods indicated (in thousands):

	Three months ended September 30,			Nine months ended September 30,
	2021	2021	2020	2021	2020
External costs	$5,827	£4,326	£3,129	£11,026	£9,402
Internal labour and overheads	649	482	213	1,261	849
Total cost of sales	$6,476	£4,808	£3,342	£12,288	£10,251

Cost of sales for the three and nine months ended September 30, 2021 were £4.8 million and £12.3 million respectively, as compared to £3.3 million and £10.3 million for the same periods ended September 30, 2020. The increase in cost of sales was primarily due to the expansion of our collaboration with BMS, with four of the five targets under the expansion initiated by September 30, 2021. Our external cost of sales relate to third-party Contract Research Organisations, or CRO’s, representing 90% and 92% of total cost of sales during the nine months ended September 30, 2021 and 2020, respectively.

Research and Development Expenses

The following table presents our research and development expenses for the periods indicated (in thousands):

	Three months ended September 30,			Nine months ended September 30,
	2021	2021	2020	2021	2020
External research and development expenses	$5,951	£4,418	£752	£8,804	£1,720
Internal research and development expenses	$11,465	£8,511	£2,102	£16,504	£5,457
Total research and development expenses	$17,415	£12,929	£2,854	£25,308	£7,177

Research and development expenses for the three and nine months ended September 30, 2021 were £12.9 million and £25.3 million respectively, as compared to £2.9 million and £7.2 million for the same periods ended September 30, 2020. For the three months ended September 30, 2021 the increase in research and development expenses was in part due to the growth of our wholly and majority owned portfolio and our co-ownership portfolio, which has resulted in an increase of £3.8 million in external research and development expenditures including costs associated with our Phase 1a study for EXS21546 that commenced in December 2020. In addition, our research and development headcount costs have increased by £3.9 million to support our portfolio growth and continued technology investments. Associated laboratory, software and data costs have increased in line with the headcount growth.

General and Administrative Expenses

General and administrative expenses for the three and nine months ended September 30, 2021 were £8.6 million and £19.4 million respectively, as compared to £1.5 million and £4.4 million for the same periods ended September 30, 2020. The increase in general and administrative expenses was primarily due to an increase in legal and professional costs, related to preparing for our IPO, our acquisition of Allcyte and our private Series C1 and Series D fundraising rounds, and increased headcount-related costs for the three and nine months ended September 30, 2021 compared with September 30, 2020.

Foreign Exchange Gains/(Losses)

Foreign exchange gains/(losses) for the three and nine months ended September 30, 2021 were a gain of £1.7 million and a loss of £1.2 million respectively, as compared to a loss of £2.4 million and a loss of £0.9 million for the same periods ended September 30, 2020. The gain over the three months ended September 30, 2021 was primarily driven by the weakening of pounds sterling against U.S dollars over this period.

Other Income

Other income for the three and nine months ended September 30, 2021 was £1.8 million and £3.0 million respectively, as compared to £0.4 from £0.8 million for the same periods ended September 30, 2020. The increase in other income was primarily due to grants received from the Gates Foundation which were executed during 2021 and the UK RDEC tax credit.

Finance Income/(Expense)

Net finance income/(expense) for the three and nine months ended September 30, 2021 was £0.1 million and £0.1 million respectively and was comparable with the same periods ended September 30, 2020.

Share of Loss of Joint Ventures

Share of loss of joint ventures for the three and nine months ended September 30, 2021 were £0.2 million and £1.0 million respectively, as compared to £0.4 million and £0.9 million for the same periods ended September 30, 2020. The increase in share of loss of joint ventures was primarily due to costs incurred by RE Ventures I, LLC, the joint venture entity we own equally with RallyBio, in relation to the ENPP1 programme. The joint venture has not generated any revenues to date and we do not expect that it will for the foreseeable future.

Loss on Derivative Financial Instrument through Profit and Loss

In April 2021, we entered into an Equity Facility Agreement with SoftBank. Pursuant to this agreement, subject to certain subscription conditions, SoftBank had agreed to subscribe for up to $300.0 million in preferred shares at our request, in up to two tranches with a minimum size of $150.0 million per tranche, or the Equity Facility. This Equity Facility Agreement terminated upon the completion of our IPO.

Under the accounting standard IFRS 9 ‘Financial Instruments’, the right to place shares at a pre-agreed price is classified as a derivative financial asset held at fair value through profit and loss, or FVPL. As at June 30, 2021, we assessed the fair value to be £11.3 million and were amortising the inception date fair value over a twelve-month period to April 2022.

As at September 30, 2021, management’s view was that there was sufficient certainty that we would complete an initial public offering, such that the fair value of the Equity Facility at that date was zero and the amortisation period should be accelerated from April 2022 to the end of September 2021.

As a result, we recognised a loss through the profit and loss of £11.3 million, offset by the remaining amortisation to be credited to the profit and loss of £9.9 million, resulting in a loss on derivative financial instruments through profit and loss of £1.4 million in the three months ended September 30, 2021. In the nine months ended September 30, 2021, there is no impact to the profit and loss as the loss in the three months ended September 30, 2021 is offset by a corresponding gain in the three months ended June 30, 2021.

The Equity Facility Agreement will not have any impact on our financial statements for the year ended December 31, 2021.

Income Tax Benefit

Income tax benefit for the three and nine months ended September 30, 2021 was £1.9 million and £4.0 million respectively, as compared to £0.8 million and £1.5 million for the same periods ended September 30, 2020. Our income tax benefit balance largely consists of research and development tax credits which increased over the year due to an underlying increase in qualifying research and development expenditure.

Liquidity and Capital Resources

Sources of Liquidity

Since inception, we have incurred significant net losses. To date, we have not generated any revenue from drug candidates and we have financed our operations through equity financings and funds provided by collaborations. We had cash and cash equivalents of £227.6 million ($306.6 million) and £62.6 million ($84.3 million) as of September 30, 2021 and December 31, 2020, respectively. As of September 30, 2021, we have raised an aggregate of $367.1 million through private placements of our ordinary and preferred shares.

Through our IPO and concurrent private placements, which completed on October 5, 2021, we raised aggregate gross proceeds of $510.4 million and aggregate net proceeds of $477.1 million. Our cash at September 30, 2021 adjusted to include the net proceeds from our IPO and concurrent private placements would have been $783.7 million.

Cash Flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	Nine months ended September 30,
	2021	2021	2020
Net cash flows generated from/(used in) operating activities	$10,067	£7,474	£(14,332)
Net cash flows used in investing activities	(33,610)	(24,952)	(1,979)
Net cash generated from financing activities	245,836	182,506	56,490
Net increase in cash and cash equivalents	$222,293	£165,028	£40,179

Operational Activities

Net cash generated from operating activities for the nine months ended September 30, 2021 was £7.5 million, as compared to net cash used of £14.3 million for the same period ended September 30, 2020. This change was primarily due to an increase in payments received from our collaboration partners of £45.3 million, from £3.3 million for the nine months ended September 30, 2020 to £48.6 million for the nine months ended September 30, 2021, including $50.0 million and $15.0 million in relation to our agreements with BMS and EQRx, respectively, the latter of which represents EQRx’s 50% share of programme research costs. This increase has been offset by an increase in research and development and general and administrative expenses.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2021 was £25.0 million, as compared to net cash used of £2.0 million for the same period ended September 30, 2020. This increase was primarily related to the cash consideration for the acquisition of Allcyte, totalling £19.9 million, which completed on August 18, 2021.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2021 was £182.5 million, as compared to net cash provided of £56.5 million for the same period ended September 30, 2020, reflecting the closing of our Series C1 ($30.0 million) and Series D1 ($225.0 million) preferred share financing rounds in March 2021 and April 2021, respectively. Net cash provided by financing activities during the nine months ended September 30, 2020 included £56.8 million of net funding received from the closing of the Series C preferred share financing during 2020.

Funding Requirements

Since our inception, we have incurred significant losses due to our research and development expenses. We expect to continue to incur significant losses in the foreseeable future and expect our expenses to increase in connection with our ongoing operations, particularly as we advance our product candidates into clinical development and commercialisation. In addition, due to our IPO in October 2021, we expect to continue to incur the costs associated with operating as a public company.

We believe that our existing cash and cash equivalents, giving effect to the net proceeds from our IPO and concurrent private placements, will be sufficient to fund our operations and capital expenditure requirements for the foreseeable future.

We may need to obtain additional financing to fund our future operations, including completing the development and commercialisation of our drug candidates. We are subject to risks related to the development and commercialisation of pharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Our forecast of sufficient financial runway to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. Our future capital requirements will depend on many factors, including, but not limited to:

•	progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enrol subjects and manufacture drug candidates for our ongoing, planned and potential future clinical trials;

•	time and costs required to perform research and development to identify and characterise new drug candidates from our research programmes;

•	time and costs necessary to obtain regulatory authorisations and approvals that are required to execute clinical trials or commercialise our products;

•	our ability to successfully commercialise our drug candidates, if approved;

•	our ability to have clinical and commercial products successfully manufactured consistent with the regulations of the U.S. Food and Drug Administration, the European Medicines Agency and other applicable regulatory authorities;

•	amount of sales and other revenues from drug candidates that we may commercialise, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;

•	sales and marketing costs associated with commercialising our products, if approved, including the cost and timing of building our marketing and sales capabilities;

•	terms and timing of any revenue from our existing and future collaborations;

•	costs of operating as a public company;

•	time and cost necessary to respond to technological, regulatory, political and market developments;

•	costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	costs associated with, and terms and timing of, any potential acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish; and

•	inability of clinical sites to enrol patients as healthcare capacities are required to cope with natural disasters or other health system emergencies, such as the COVID-19 pandemic.

A change in the outcome of any of these or other variables with respect to the development of any of our current and future drug candidates could significantly change the costs and timing associated with the development and commercialisation of that drug candidate. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

Critical Accounting Policies and Significant Judgements and Estimates

Our unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2021 and 2020 are prepared in compliance with IAS 34, as issued by the IASB. The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the value of assets and liabilities — as well as contingent assets and liabilities — as reported on the statement of financial position date, and revenues and expenses arising during the fiscal year. We describe our significant accounting policies and judgements in Note 2e, “Significant accounting policies” and Note 3 “Critical Accounting estimates and judgements” in our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and 2020.

Recently Issued and Adopted Accounting Pronouncements

For information on the standards applied for the first time as of January 1, 2019 and 2020, please refer to our consolidated financial statements as of December 31, 2020 included in our Prospectus. There have been no new or revised accounting standards that have had an impact on the condensed consolidated interim financial statements relative to those applied within the consolidated financial statements of Exscientia Limited for the year ended December 31, 2020.